[redacted]

10027362

S MMISSION
Washington, D.C. 20549

BP 2/26

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SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson + Burningham

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 N. Rio Grande Suite 101
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Robertson 801-596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins P.C
(Name – *if individual, state last, first, middle name*)

1011 W. 400 N. Suite 100 (Address) Logan, (City) UT (State) 84323 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/1

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Simkins P.C, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. JOHANSEN
NOTARY PUBLIC - STATE OF UTAH
41 N. RIO GRANDE SUITE 101
SALT LAKE CITY, UT 84101
My Comm. Exp. 02/01/2012

Signature

Principal & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

JONES SIMKINS P.C.

CERTIFIED PUBLIC ACCOUNTANTS

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

JONES
P.C.
SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 19, 2010

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2009 and 2008

ASSETS	2009	2008
Current assets:		
Cash	$ 437,155	432,037
Accounts receivable, net	181,406	249,704
Prepaid expenses	43,000	106,383
Total current assets	661,561	788,124
Property and equipment, net	139,828	165,523
Cash surrender value of life insurance	162,436	107,661
Prepaid expenses	36,000	73,000
Other assets	14,801	14,801
Total assets	$ 1,014,626	1,149,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payables	$ 306,435	338,942
Current portion of deferred income taxes	49,000	73,000
Current portion of long-term debt	18,181	15,790
Total current liabilities	373,616	427,732
Deferred income taxes	17,000	25,000
Long-term debt	60,916	79,014
Total liabilities	451,532	531,746
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding	4,500	4,500
Additional paid-in capital	98,057	98,057
Retained earnings	460,537	514,806
Total stockholders' equity	563,094	617,363
Total liabilities and stockholders' equity	$ 1,014,626	1,149,109

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Financial advisory fees	$ 2,820,965	3,414,804
Consulting fees	1,126,957	1,415,706
Gain (loss) on investments	54,775	(45,936)
Other	1,180	20,476
	4,003,877	4,805,050
General and administrative expenses	4,040,364	4,528,387
Income (loss) from operations	(36,487)	276,663
Other expense:		
Interest expense	(6,782)	(7,167)
	(6,782)	(7,167)
Income (loss) before income taxes	(43,269)	269,496
Provision for income taxes	11,000	104,000
Net income (loss)	$ (54,269)	165,496

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	4,500	$ 4,500	$ 98,057	$ 349,310	$ 451,867
Net income	-	-	-	165,496	165,496
Balance at December 31, 2008	4,500	4,500	98,057	514,806	617,363
Net loss	-	-	-	(54,269)	(54,269)
Balance at December 31, 2009	4,500	$ 4,500	$ 98,057	$ 460,537	$ 563,094

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income (loss)	$	(54,269)	165,496
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization		43,069	47,163
Deferred income taxes		(32,000)	39,000
Provision for doubtful accounts		(30,258)	33,258
(Increase) decrease in:			
Accounts receivable		98,556	(147,575)
Prepaid expenses		100,383	(179,383)
Increase (decrease) in payables		(32,507)	63,634
Net cash provided by operating activities		92,974	21,593
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(54,775)	45,936
Purchase of property and equipment		(17,374)	(26,311)
Net cash provided by (used in) investing activities		(72,149)	19,625
Cash flows from financing activities:			
Payments on long-term debt		(15,707)	(13,547)
Net cash used in financing activities		(15,707)	(13,547)
Net increase in cash		5,118	27,671
Cash, beginning of year		432,037	404,366
Cash, end of year	$	437,155	432,037

See accompanying notes to financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2009.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Detail of Certain Balance Sheet Accounts

Accounts receivable consist of the following:

		2009	2008
Accounts receivable	$	184,406	282,962
Allowance for doubtful accounts		(3,000)	(33,258)
	$	181,406	249,704

Note 2 – Detail of Certain Balance Sheet Accounts (continued)

Payables consist of the following:

		2009	2008
Pension payable	$	279,019	272,222
Income taxes payable		1,000	38,000
Accounts payable		19,532	23,628
Vacation payable		6,884	5,092
	$	306,435	338,942

Note – Property and Equipment

Property and equipment consists of the following:

		2009	2008
Computer equipment	$	191,457	191,970
Furniture and fixtures		228,571	224,046
Leasehold improvements		2,368	2,368
		422,396	418,384
Less accumulated depreciation and amortization		(282,568)	(252,861)
	$	139,828	165,523

Note 4 – Long-term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 6.37%, is secured by the equipment being leased, and has an outstanding balance of $79,097 and $94,804 at December 31, 2009 and 2008, respectively. Future minimum lease payments under this capital lease at December 31, 2009 are approximately as follows:

Note 4 – Long-term Debt (continued)

Year		Amount
2010	$	22,597
2011		22,597
2012		22,597
2013		22,597
2014		3,766
		94,154
Less amount representing interest		(15,057)
Present value of future minimum lease payments	$	79,097

The cost, accumulated amortization, and amortization expense of equipment under capital lease is approximately as follows:

		2009	2008
Cost	$	120,000	120,000
Accumulated amortization	$	51,883	34,588
Amortization expense	$	17,294	17,341

Future maturities of long-term debt at December 31, 2009 are as follows:

Year		Amount
2010	$	18,181
2011		17,930
2012		20,754
2013		20,467
2014		1,765
	$	79,097

Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2010 through 2013. Future minimum rental payments for these noncancelable operating leases at December 31, 2009 are as follows:

Year	Amount
2010	$ 204,028
2011	209,554
2012	215,551
2013	24,396
	$ 653,529

Rental expense on the operating leases for the years ended December 31, 2009 and 2008 was approximately, $202,000 and $200,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $279,000 and $272,000 for the years ended December 31, 2009 and 2008, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are as follows:

	2009	2008
Interest	$ 6,782	7,167
Income taxes	$ 86,000	24,000

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2009	2008
Current	$	43,000	65,000
Deferred		(32,000)	39,000
	$	11,000	104,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2009	2008
Federal tax (benefit) at statutory rates	$	(11,000)	83,000
State tax (benefit) at statutory rates		(2,000)	9,000
Insurance		12,000	12,000
Meals and entertainment		12,000	9,000
Other		-	(9,000)
	$	11,000	104,000

Deferred tax liabilities consist of the following:

		2009	2008
Revenue and expense recognition	$	(49,000)	(73,000)
Depreciation		(17,000)	(25,000)
	$	(66,000)	(98,000)

Presented in the financial statements as follows:

		2009	2008
Current portion of deferred income taxes	$	(49,000)	(73,000)
Deferred income taxes		(17,000)	(25,000)
	$	(66,000)	(98,000)

Note 9 – Financial Instruments

The Company's financial instruments consist of cash, receivables, and payables. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2009 and 2008, the Company's minimum net capital requirement was $25,702 and $28,916, respectively.

Note 11 – Subsequent Events

The Company evaluated its December 31, 2009 financial statements for subsequent events through February 19, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital:		
Total ownership equity	$	563,094
Deferred income tax liabilities resulting from assets that are non-allowable for net capital		66,000
Non-allowable assets		(415,035)
Other additions		-
Net capital before haircuts on securities positions		214,059
Haircuts on securities:		
Current investments (money market funds 2%)		(6,644)
Net capital	$	207,415
Minimum net capital required (based on Aggregate Indebtedness):		
Minimum net capital required	$	25,702
Excess net capital	$	181,713
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	168,862
Aggregate Indebtedness:		
Total liabilities (less deferred income taxes) from balance sheet	$	385,532
Ratio of aggregate indebtedness to net capital	$	1.9
Reconciliation with Company's computation (included in Part IIA of Form 17a-5(a) Quarterly December 2009):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	207,415
Reconciling items		-
Net capital per above	$	207,415

JONES P.C. SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 19, 2010.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions are considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, as this report does not affect our report thereon dated February 19, 2010.

The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in several audit adjustments. The Company's controls for the financial reporting and disclosure process were also not sufficient and required assistance from the external auditor.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's

objectives. However, we identified certain control deficiencies that have been classified as significant deficiencies or material weaknesses and communicated them in writing to those charged with governance on February 19, 2010.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 19, 2010

Lewis Young Robertson & Burningham, Inc.
Reconciliation of Amendments to Focus Report
12/31/09

	Original	Amended
Total ownership equity at 1/1/09	617,363	617,363
Original 2009 net loss	(112,046)	(112,046)
Adjustments to net income per audit:		
1. To adjust accounts receivable to actual		(5,000)
2. To add back A/R write-offs accrued in PY		33,258
3. To record current year allowance for bad debt		(3,000)
4. To adjust prepaid expenses to actual		(81,383)
5. To adjust depreciation expense to actual		1,529
6. To adjust cash surrender value of life insurance to actual		54,775
7. To adjust accounts payable to actual		29,282
8. To adjust vacation accrual to actual		(1,792)
9. To adjust pension payable to actual		(3,154)
10. To adjust income tax expense to actual		33,262
Total ownership equity at 12/31/09	505,317	563,094
Deferred income tax liabilities resulting from assets that are non-allowable for net capital	-	66,000
Nonallowable assets:		
Accounts receivable - see #1 & 3 above	189,406	181,406
Prepaid expenses	91,543	79,000
Property and equipment - see #5 above	138,299	139,828
Rent deposit	14,800	14,801
Total nonallowable assets	434,048	415,035
Net capital before haircuts on securities positions	71,269	214,059
Haircuts on securities	(7,116)	(6,644)
Net capital	64,153	207,415